SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

AMERICAN TOWER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.25% Convertible Notes Due 2009

(Title of Class of Securities)

029912 AD4 and 029912 AC6

(CUSIP Numbers of Class of Securities)

William H. Hess, Esq.

Executive Vice President, General Counsel and Secretary

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Matthew J. Gardella, Esq.

Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Telephone: (617) 239-0100

Fax: (617) 227-4420

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by American Tower Corporation, a Delaware corporation (the “Company”) with the Securities and Exchange Commission on September 22, 2003 relating to the offer by the Company to repurchase for cash the 2.25% Convertible Notes due 2009 issued by the Company on October 4, 1999 (the “Securities”), upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of October 4, 1999 (the “Indenture”), between the Company and The Bank of New York, as Trustee (the “Trustee”), (2) the Issuer Repurchase Notice to Holders of American Tower Corporation 2.25% Convertible Notes Due 2009, dated September 22, 2003 and filed as Exhibit (a)(1)(A) (as amended from time to time, the “Issuer Repurchase Notice”), (3) the Securities and (4) the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to the Schedule TO (which Issuer Repurchase Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer”).

This Amendment No. 1 includes (1) as Exhibit (a)(1)(A), the Form of Issuer Repurchase Notice to Holders of American Tower Corporation 2.25% Convertible Notes due 2009, dated September 22, 2003, as amended October 10, 2003; (2) as Exhibits (a)(1)(B) through (a)(1)(F), related offer materials, as amended October 10, 2003; and (3) as Exhibit (a)(5)(B), a Press Release issued by American Tower Corporation on October 10, 2003.

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ITEM 12.    EXHIBITS.

Item 12 is hereby amended and supplemented to add (1) Exhibit (a)(1)(A), Form of Issuer Repurchase Notice to Holders of American Tower Corporation 2.25% Convertible Notes due 2009, dated September 22, 2003, as amended October 10, 2003; (2) Exhibits (a)(1)(B) through (a)(1)(F), related offer materials, as amended October 10, 2003; and (3) Exhibit (a)(5)(B), Press Release issued by American Tower Corporation on October 10, 2003.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

AMERICAN TOWER CORPORATION

/S/ WILLIAM H. HESS

William H. Hess Executive Vice President, General Counsel and Secretary

Date: October 10, 2003

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Form of Issuer Repurchase Notice to Holders of American Tower Corporation 2.25% Convertible Notes due 2009, dated September 22, 2003, as amended October 10, 2003.

(a)(1)(B)	Form of Repurchase Notice, as amended October 10, 2003.

(a)(1)(C)	Form of Notice of Guaranteed Delivery, as amended October 10, 2003.

(a)(1)(D)	Form of Notice of Withdrawal, as amended October 10, 2003.

(a)(1)(E)	Form of Broker Letter, as amended October 10, 2003.

(a)(1)(F)	Form of Client Letter, as amended October 10, 2003.

(a)(5)(B)	Press Release issued by American Tower Corporation on October 10, 2003.